UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(Amendment No.1)*

Four Rivers Bioenergy Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

58402E101

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Quasar Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

443,590

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

443,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

443,590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Amelia Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

443,590

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

443,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

443,590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bernabe Martinez Caballé

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

443,590

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

443,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

443,590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Four Rivers Bioenergy Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2008, and amends and supplements the Schedule 13G originally filed on March 28, 2008 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The securities reflected in this Schedule 13G are after a 1:17 reverse stock split by the Issuer. There have been no transactions by the Reporting Persons since the last filing of this Schedule 13G by the Reporting Persons.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Fund owns 443,590 shares of Common Stock.

Amelia Advisors, as the investment manager of the Fund, is deemed to beneficially own the 443,590 shares of Common Stock owned by the Fund.

Mr. Martinez, in his capacity as the controlling person of Amelia Advisors, is deemed to beneficially own the 443,590 shares of Common Stock owned by the Fund.

Collectively, the Reporting Persons beneficially own 443,590 shares of Common Stock.

(b)	Percent of Class:

The Reporting Persons’ beneficial ownership of 443,590 shares of Common Stock represents 6.5% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Fund, Amelia Advisors and Mr. Martinez have the shared power to vote or direct the vote of the 443,590 shares of Common Stock held by the Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Fund, Amelia Advisors and Mr. Martinez have the shared power to dispose or to direct the disposition of the 443,590 shares of Common Stock held by the Fund.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 20, 2009

QUASAR FUND LTD.

By: Amelia Advisors LLC,
as Investment Manager

By: /s/ Bernabe Martinez Caballé
Bernabe Martinez Caballé, Managing Member

AMELIA ADVISORS LLC

By: /s/ Bernabe Martinez Caballé
Bernabe Martinez Caballé, Managing Member

/s/ Bernabe Martinez Caballé Bernabe Martinez Caballé